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Exhibit 12.1

CALCULATION OF FIXED CHARGE RATIO

	Pro Forma	AdMat	Vantico Predecessor				Ciba Predecessor
	Year Ended Dec. 31, 2003	Six Months Ended Dec. 31, 2003	Six Months Ended June 30, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Seven Months Ended Dec. 31, 2000	Five Months Ended May 31, 2000	Year Ended Dec. 31, 1999
	Dollars in Millions						CHF in Millions
Fixed charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$41.7	$21.3	$36.3	$68.0	$69.0	$68.0	$4.0	$9.0
Interest portion of rent expense	1.2	0.6	0.6	2.4	3.2	3.3	2.4	5.3
Preference security dividend requriments of consolidated subsidiaries	—	—	—	—	—	—	—	—

Total fixed charges	$42.9	21.9	36.9	$70.4	$72.2	$71.3	$6.4	$14.3

Earnings:
Pretax income (loss) from continuing operations before minority interest and equity income (loss)	$(56.9)	$(10.0)	$(89.3)	$(144.0)	$(103.0)	$(56.0)	$47.0	$94.0
Fixed charges	42.9	21.9	36.9	70.4	72.2	71.3	6.4	14.3
Amortization of capitalized interest	—	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	1.0	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—	—
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—	—	—

Total earnings plus fixed charges	$(14.0)	$11.9	$(52.4)	$(73.6)	$(29.8)	$15.3	$53.4	$108.3

Ratio of earnings to fixed charges							8.3	7.6
Deficiency of earnings to fixed charges	$56.9	$10.0	$89.3	$3.2	$102.0	$56.0

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CALCULATION OF FIXED CHARGE RATIO